UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-42183

QMMM Holdings Ltd.

(Registrant’s Name)

Workshop 9, 11/F., Kodak House II,

39 Healthy Street East, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “QMMM”, “we,” “us” and “our” refer to QMMM Holdings Ltd. and its subsidiaries.

Resignation of Director

On April 20, 2026, Mr. Chun Kit Yu (“Mr. Yu”) resigned as an independent director, chairman of the audit committee, and member of the compensation committee and corporate governance and nominating committee of QMMM Holdings Ltd. (the “Company”). Mr. Yu has indicated his resignation is for personal reasons and not as a result of any dispute or disagreement with the Company or the Board.

The nominating and corporate governance committee of the Company has commenced the process to identify and screen individuals qualified to become an independent director of the Company. The Company will provide an update when such new independent director has been appointed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM Holdings Ltd.

Date: April 22, 2026	By:	/s/ Bun Kwai
	Name:	Bun Kwai
	Title:	Chairman of the Board and Chief Executive Officer

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